August 8, 2006

Mail Stop 4561

Mr. Kent W. Christensen
Chief Financial Officer
Extra Space Storage Inc.
2795 East Cottonwood Parkway
Salt Lake City, Utah 84121

Re: **Extra Space Storage Inc.**
Form 10-K for the year ended December 31, 2005
Filed March 13, 2006
Form 10-Q for the quarter ended March 31, 2006
Filed May 10, 2006
File No. 1-32269

Dear Mr. Christensen:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Managements Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 35

1. In accordance with Item 10(e) of Regulation S-K, please expand your disclosure to explain how management uses FFO and why the measure is useful to investors. In addition, please tell us your basis for including common stock and OP units (which are not included in equity on the balance sheet) in the denominator for

weighted average number of shares. To the extent that you choose to present an FFO measure applicable to common shares and partnership units, revise your description of the measure and disclose why it is useful to investors. Please include your proposed revisions in your response to us.

2. We note that you adjusted for the loss allocated to operating partnership minority interest rather than adjusting for the minority interests' share of the FFO adjustments. Please tell us how you considered the portion of depreciation and amortization allocable to minority unit holders in your calculation of FFO.

Liquidity and Capital Resources, page 39

3. Please revise your disclosure in future filings to discuss your distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the distribution for any period, disclose the dollar amount of the deficiency and the alternative source of cash used to fund the distribution. Alternative sources would include such items as borrowings from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings etc.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 50

4. It appears that distributions in excess of earnings reduce your investment balance under the equity method regardless of their source, and are treated as a return of capital for tax purposes. In light of the above, we do not understand your basis for classifying these distributions as operating cash flows under SFAS 95. Please provide us with the basis for your determination of what constitutes a "return *on* investment" versus a "return *of* investment."

Form 10-Q for the quarter ended March 31, 2006

Managements Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 27

5. In future filings, please include a reconciliation of FFO on a per share basis to EPS, the most comparable GAAP measure as required by Item 10(e) of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief